Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIOS
	Years Ended December 31,

	2003	2002	2001	2000	1999

	(millions of dollars)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Net income	$755	$732	$694	$622	$591
Income taxes	403	413	383	341	324
Fixed charges, as below	186	177	198	192	174

Total earnings, as defined	$1,344	$1,322	$1,275	$1,155	$1,089

Fixed charged, as defined:
Interest charges	$173	$166	$187	$176	$163
Rental interest factor	8	8	6	7	3
Fixed charges included in nuclear fuel cost	1	3	5	9	8
Capitalized interest	4	-	-	-	-

Total fixed charges, as defined	$186	$177	$198	$192	$174

Ratio of earnings to fixed charges	7.23	7.47	6.44	6.02	6.26

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:
Net income	$755	$732	$694	$622	$591
Income taxes	403	413	383	341	324
Fixed charges, as below	186	177	198	192	174

Total earnings, as defined	$1,344	$1,322	$1,275	$1,155	$1,089

Fixed charged, as defined:
Interest charges	$173	$166	$187	$176	$163
Rental interest factor	8	8	6	7	3
Fixed charges included in nuclear fuel cost	1	3	5	9	8
Capitalized interest	4	-	-	-	-

Total fixed charges, as defined	186	177	198	192	174

Non-tax deductible preferred stock dividends	13	15	15	15	15
Ratio of income before income taxes to net income	1.53	1.56	1.55	1.55	1.55

Preferred stock dividends before income taxes	20	23	23	23	23

Combined fixed charges and preferred stock dividends	$206	$200	$221	$215	$197

Ratio of earnings to combined fixed charges and preferred stock dividends	6.52	6.61	5.77	5.37	5.53